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                                    EXHIBIT 21.1


Subsidiaries of Carrollton Bancorp

Carrollton Bancorp

     Carrollton Bank

          Carrollton Financial Services, Inc.

          Carrollton Community Development Corp.


Subsidiaries are indicated by indentation. All subsidiaries are 100% owned, except for Carrollton Community Development Corp. which is 87.5% owned.